September 12, 2025

Jason Long
Chief Executive Officer
WaterBridge Infrastructure LLC
5555 San Felipe Street, Suite 1200
Houston, Texas 77056

       Re: WaterBridge Infrastructure LLC
           Amendment No. 2 to Registration Statement on Form S-1
           Filed September 8, 2025
           File No. 333-289823
Dear Jason Long:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Our Assets, page 4

1. We reissue comment two from our May 15, 2025 letter in part. We note that, on April
       1, 2025, you announced the launch of an open season to solicit commitments from
       E&P companies to support your construction of a large diameter transportation pipeline, which you refer to as the "Speedway Pipeline," that will extend across the northern Delaware Basin and connect Eddy and Lea counties to out-of-basin pore space in the Central Basin Platform owned by LandBridge. Please expand your disclosure to discuss the timing and anticipated cost of development of this asset.
 September 12, 2025
Page 2
Our Operating Agreement will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of, page 71

2. Your risk factor heading states that your Operating Agreement will provide that the federal district courts will be the sole and exclusive forum for Securities Act claims. However, your Operating Agreement filed as Exhibit 3.3 specifies that the United States District Court for the District of Delaware shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosure here and at page 202 to be consistent with your Operating Agreement or advise.

       Please contact John Cannarella at 202-551-3337 or Yong Kim at 202-551-3323 if you
have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Ryan Maierson, Esq.